Exhibit 99.1

Nova Minerals Identifies RPM Style Gold in Regional Sampling Up to 52.3 g/t Au on its Estelle Gold and Critical Minerals Project, in Alaska

Anchorage Alaska, February 3, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce final results from its 2024 exploration season with 20 rock samples grading > 1 g/t Au, including a high of 52.3 g/t Au, 11 soil samples > 0.5 g/t Au, including a high of 4.8 g/t Au, and 34 till samples > 1.0 g/t Au, including a high of 3.6 g/t Au from the wider RPM regional area at the Company’s over 500km2 flagship Estelle Gold and Critical Minerals Project located in the Tintina Gold Belt in Alaska.

Highlights

●	2024 surficial sampling in the wider regional area north of the current RPM deposit reveals 20 out of 40 rock samples collected greater than 1 g/t Au, including 52.3 g/t Au, 18.4 g/t Au, and 17.5 g/t Au (Table 1, Figures 2 and 3).

●	100 soil samples collected with 11 greater than 0.5 g/t Au including a high of 4.8 g/t Au (Table 2 and Figure 2).

●	138 glacial till samples collected with 34 greater than 1 g/t Au, 10 greater than 2 g/t Au, and a high of 3.6 g/t Au (Table 3 and Figure 5).

●	Geologic mapping identified glacial debris lobe where 68 till samples averaged 1.1 g/t Au over 1.7 km (Figures 4, 5, and 6).

Nova Head of Exploration, Mr Hans Hoffman commented: “While it may be more typical of geologists to sample glacial till in the hope of vectoring towards an ore deposit, here at RPM the ore deposit may have vectored us towards the glacial till. We can see the deposit being actively eroded by a small pocket glacier, and our till sampling program this year has revealed a portion of RPM spread along the hillside and down the valley below. While I love speculating how many ounces may be contained in one specific debris lobe, we will need to drill to confirm thickness, composition, and grade continuity. With maximum observed surficial relief of nearly 40 meters, I will continue to be optimistic that the fine and heavy nature of gold has continued to migrate through the entire thickness of this unconsolidated till. In addition, we are seeing glimpses of mineralization in the hornfels, which we believe may be capping RPM-style intrusives.”

2024 Exploration Mapping and Sampling Program Results

During the 2024 field season Nova’s Head of Exploration, Mr. Hans Hoffman, continued the surface exploration mapping and sampling program across the Estelle claim block with a particular focus on following up results at prospects identified in the 2023 season. 511 soil samples, 225 rock samples, and approximately 5 tons of bulk sample material were collected across the property (Figure 1).

As a result of that program, and reported to date:

●	Assay results from soil and rock chip samples from the Styx prospect identified high-grade antimony (Sb) and gold in outcrop, with grades up to 54.1% Sb and 9.8 g/t Au (ASX Announcement: 22 November 2023).

●	Assay results from soil and rock chip samples collected from the Muddy Creek prospect, with a high of 128.5 g/t Au, have extended the high-grade gold mineralization zone by a further 400m to 800m in length now. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date (ASX Announcement: 27 November 2024).

●	Assay results for antimony from rock samples collected at the Stibium prospect have identified an 800m long by 400m wide antimony rich zone with results of up to 56.7% Sb and 11 samples grading > 30% Sb (ASX Announcement: 5 December 2024).

●	Assay results for gold from rock samples collected at the Stibium prospect show the previously identified 800m long by 400m wide zone is rich in both gold and antimony, with gold results of up to 141 g/t Au and seven samples greater than 20 g/t Au (ASX Announcement: 11 December 2024).

●	Assay results for gold and antimony from soil samples collected at the Stibium prospect have identified high-grade resource targets within the previously identified 800m long by 400m wide zone (ASX Announcement: January 13, 2025).

●	Assay results from rock chip samples at the Wombat prospect have identified high-grade gold and gallium with grades up to 360 g/t Au and 74.5 ppm Ga, as well as further anomalous gold, silver, copper, and antimony at Stoney (ASX Announcement: January 23, 2025), and

Surficial results from the RPM regional area with high-grade RPM style gold up to 52.3 g/t Au have been received and are reported in this announcement.

All assays results from the 2024 surface sampling program have now been received and reported.

A summary of the 2024 sampling program is shown below in Figure1.

490000
500000
510000
6880000
6870000
6860000
6850000
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM

▲ Rocks

■ Soils

Area covered in this announcement

NOVA MINERALS

2024 Reconnaissance Estelle Project

0 2.5 5 km

Figure: 1

Figure 1. Estelle property map showing the sampling program undertaken in 2024

RPM Regional Rocks and Soils

While the main focus at RPM in 2024 was to continue resource drilling at the main deposit, field crews continued follow-up sampling along the ridge and bases of outcrop in the RPM area to expand on previous anomalies. 40 rock samples and 100 soil samples were collected. 20 rock samples measured greater than 1.0 g/t Au, with a high of 52.3 g/t Au. 11 soil samples measured over 0.5 g/t Au, with a high of 4.8 g/t Au. Table 1 shows the top 10 gold rock samples. Table 2 shows the top ten gold soil samples.

Sample ID	Sub-type	Au g/t	Easting	Northing
E406794	Float vein	52.3	500570	6850052
E406668	Talus vein	18.4	500963	6850188
E405207	Float vein	17.5	501617	6848947
E406698	Outcrop vein	5.7	500517	6851239
E405201	Sub-crop vein	5.1	500551	6851157
G994150	Sub-crop vein	4.6	500552	6851157
G994146	Outcrop vein	4.5	500547	6851153
G994149	Sub-crop vein	4.4	500551	6851158
E406959R	Sub-crop vein	4.2	500990	6850173
E406696	Sub-crop high-grade	3.4	500552	6851160

Table 1. RPM regional top ten 2024 gold rock sample results

Sample ID	Sub-type	Au g/t	Easting	Northing
E397279	Talus fines	4.8	500448	6851070
E397124	Talus fines	0.8	501020	6850054
E397278	Talus fines	0.7	501001	6850232
E406719	Talus fines	0.7	501717	6849107
E408683b	Talus fines	0.7	501020	6850209
G994076	Talus fines	0.7	500599	6851055
E397216	Talus fines	0.6	501725	6849153
E397282	Talus fines	0.6	500509	6850946
E408689b	Talus fines	0.6	500523	6850882
E397225	Talus fines	0.5	501120	6849876
G994081	Talus fines	0.5	500532	6851642

Table 2. RPM regional top ten 2024 gold soil sample results

1.9
5.7
4.4
1.3
2.5
3.4
4.5
5.1
2.9
1.6
5.1
3.4
4.4
2.3
4.6
4.5
1.3
1.4
2.9
1.1
18.4
4.2
52.3
1.7
1.1
17.5
RPM
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM

Rocks - Au_ppm	Soils - Au_ppm
0 - 0.2	0 - 0.1
0.2 - 0.5	0.1 - 0.25
0.5 - 1	0.25 - 0.5
1 - 5	0.5 - 1
5 - 20	2 - 25.6
> 20	

NOVA MINERALS

Gold
RPM - 2024

0 250 500 m

Figure: **2**

Figure 2. 2024 RPM regional gold rock and soil results (Previous years shown as transparent)

As is typical with RPM, gold mineralization is attributed to quartz veins with arsenopyrite, and this style of mineralization is more common in the intrusive granitic rocks as opposed to the hornfels. The high-grade samples E406794 (52.3 g/t Au) and E405207 (17.5 g/t Au) - shown in Figure 3 - were select vein samples in the glacial till, and are indicative of RPM-style mineralization likely transported up to 1.8km from the source at RPM. Boulders containing these veins are likely contributing to the large geochemical anomaly identified in the till.

Figure 3. Samples E406794 – 52.3 g/t Au (left) and E405207 – 17.5 g/t Au (right)

RPM Regional Till Sampling

In addition to rocks and soils, a till sampling grid was executed at 100-meter line spacing and 50-meter sample spacing covering the glacial till in the valley below RPM. These till samples were collected similar to talus fines soil samples, targeting the finer fractions in the till. The till samples were extracted from the soils dataset to be analyzed separately. 138 till samples were collected with 34 > 1.0 g/t Au, 10 > 2.0 g/t Au, and a high of 3.6 g/t Au. A summary of the top ten gold till samples (> 2.0 g/t Au) is provided in Table 3 below.

Sample ID	Sub-type	Au g/t	Easting	Northing
E397195	Till	3.6	501721	6848953
E397236	Till	3.4	501122	6849555
G994083	Till	3.0	501670	6849053
E397230	Till	2.7	500870	6849859
E406988	Till	2.7	501309	6849239
G994085	Till	2.6	501566	6849056
E397134	Till	2.4	500524	6850055
E397135	Till	2.4	500468	6850054
E397194	Till	2.3	501771	6848954
E397261	Till	2.0	501068	6849753

Table 3. RPM regional top ten 2024 gold till sample results

Figure 4 below provides a surficial geology map of the RPM area with intrusive granitic rocks mapped as pink and the hornfelsed sedimentary rocks mapped as blue. Distinct lobes of glacial till were mapped corresponding to their age of deposition. Of particular interest is debris lobe Qdt2a covering over 330,000 square meters. The 68 till samples collected in this unit average 1.1 g/t Au. While the thickness is variable, the areal extent of this unit shows significant resource potential. Qdt2a has been elevated to a top drill target in 2025 to determine thickness, composition, and grade continuity. Figures 5 and 6 present the gold geochemical data in the glacial till.

Qc/Kh
Kh
Kh
Qc/Kh
Kh
TKqfp
Kh
Qc/Kh
Qdt2b
Qc/Kh
Qdt3
Qa
TKg
Qdt2a
rg
Kh
Ignimbrite
Qdt3
Qa
Qdt3
TKg
Qc/TKg
Qc/Kh
rg
Ignimbrite
Qc/TKg
Kh
Qc/Kh
Qc/Kh
Qdt4
Kh
Qc/TKg
TKg
Qdt3
RPM
TKfp
Qc/Kh
Kh
Qc/Kh
g
Qc/TKg
TKg
Qc/Kh
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Qa - alluvium
Qdt3 - Late Wisconsin glacial till
Qdt2 - Early Wisconsin glacial till
Qdt4 - Early Holocene glacial till
Qc/Kh - colluvium over hornfels
Qc/TKg - colluvium/granitic intrusive rocks
TKqfp - quartz feldspar porphyry
TKg - granitic intrusive rocks
Ignimbrite
Kh - hornfels
rg - rock glacier
g - glacier
NOVA MINERALS
Surficial Geology
RPM - 2024
0 100 200 m
Figure:
4

Figure 4. RPM surficial geology

Till Sampling - Gold
RPM - 2024
Figure:
5
Till - Au_ppm
0 - 0.1
0.1 - 0.2
0.2 - 0.3
0.3 - 0.4
0.4 - 0.5
0.5 - 1.0
1.0 - 2.0
>2.0
0 100 200 300 400 m
NOVA MINERALS
1.7km
RPM
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
Qc/Kh
Kh
TKqfp
Qdt2b
Qdt2a
Qdt3
Qdt4
Qa
rg
TKg
Ignimbrite
Qc/TKg
Kjf
TKfp
g
1.7
2.4
2.4
1.5
1.1
1.4
1.4
1.1
1.3
1.4
2.7
1.0
2.0
1.5
1.3
1.2
1.2
1.4
1.3
3.4
1.4
1.4
1.8
1.1
2.7
1.4
1.5
1.0
1.4
1.4
2.5
3.6
3.0
2.3

Figure 5. RPM 2024 glacial till sampling

Qc/Kh
Kh
Kh
Qc/Kh
Kh
Qc/Kh
Kh
TKqfp
Qdt2b
Qc/Kh
Qdt3
TKg
Qa
Qdt2a
rg
Ignimbrite
Qdt3
Qa
Qdt3
Kh
TKg
Qc/TKg
Qc/Kh
rg
Ignimbrite
Qc/TKg
Kh
Qc/Kh
RPM
Qdt4
Qc/Kh
Qc/TKg
TKg
KJf
Qdt3
TKfp
Qc/Kh
KJf
Qc/Kh
g
Qc/TKg
TKg
Qc/Kh
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM

RPM Till - Au_ppm
Band 1 (Gray)
2
0.1

Till Heat Map - Gold
RPM - 2024

NOVA MINERALS

0 100 200 300 400 m

Figure: 6

Figure 6. RPM 2024 glacial till heat map

Figure 7 below shows the RPM glacial valley looking to the south, with the main deposit area in the upper left of the image.

Figure 7. RPM glacial valley

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196